September 7, 2004



Via U.S. Mail and Facsimile
Jerome I. Feldman
Chief Executive Officer
National Patent Development Corporation
77 Westchester Avenue - Fourth Floor
White Plains, NY 10604

Re: 	National Patent Development Corporation
	Form S-1 filed on August 26, 2004
	File No. 333-118568

Dear Mr. Feldman:

	We have the following comments on the above filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Please disclose when the spin-off will take place. We note that you did not check the box for delayed or continuous offerings under
Rule 415 on the cover page of the prospectus, or include the undertakings required by Item 512(a) of Regulation S-K.

2. We note that you have not included page numbers in the registration statement. Please include them in your next amendment.
Make any necessary changes to the page numbers listed in the table of contents. In addition, please ensure that all major sections are listed in your table of contents, such as the use of proceeds.

Special Considerations

3. Please use `Risk Factors` as your heading for this section.

4. Please revise your risk factor section to avoid generic language like "material adverse effect" or "adversely affected." Rather, state clearly how the risk may affect your results of operations or financial condition. See for example risk factors: 1, 3, 4, 5, and
6.

5. Please refer to risk factors 5 and 8. Your captions for these risk factors merely state a fact without conveying any risk to the reader. Please revise so that your headings clearly and succinctly state the risk to investors and the risk to your business.

The Spin-off

6. As this section discusses the plan of distribution of these shares, please also disclose the amount of offering expenses specified in Item 511 of Regulation S-K, and who will bear them, as required by Item 508(c)(3) and Instruction 2 to Item 508 of Regulation S-K.

Material Federal Income Tax Consequences

7. Refer to the It is inappropriate to urge securityholders to consult a tax advisor to ascertain the tax consequences of the spin-off, although you may tell them to consult a tax advisor in light of their particular circumstances. Please revise the final sentence of paragraph one and the second sentence of paragraph three.

Quotation of National Patent Development Common Stock

8. State the basis for your expectation that your common stock will be quoted on the OTCBB, given that the OTCBB is not an issuer listing service, market or exchange. For example, have you contacted a market maker to sponsor your common stock?

Exhibit 5.1 Legality Opinion

9. Please revise the opinion to state that counsel is opining on Delaware law.

Financial Statements

Note 1, Bullet 7

10. Bullet No. 7 in Note 1 states that undeveloped real property located in Pawling, New York is being held for sale. The note references disclosure in Note 16(b). We are unable to find any disclosure that discusses the proposed asset sale. In addition, it does not appear that the asset is reflected in the balance sheet as held for sale. If the disposal does not meet all of the criteria outlined in paragraph 30 of SFAS 144, expand the disclosure in Note
1. Otherwise, please comply with SFAS 144, as appropriate. In addition, revise the disclosure in the narrative under the caption,
Pawling Property. This comment also applies to the Chestnut Hill Reservoir Company property mentioned in bullet 8 of Note 1. Note 2 indicates the carrying amount of the Pawling property is $2.9 million. The carrying amount of the Chestnut property is not indicated.

11. With regard to the information in Note 2 regarding inventory, please tell us the amount at each date that is inventory of Five Star. We assume that substantially all of the finished goods component of inventory at June 30, 2004 and December 31, 2003 relates to Five Star and that any residual relates to MXL. If there was a significant increase in the inventory relating to MXL since December
31, 2002, please explain the reason for the increase to the staff. We note that at December 31, 2002, the carrying amount of Five Star inventory is reflected as $23,664 thousand on its separate statements and that Note 6 shows a balance of $20,222 thousand at about October
8, 2003. Explain the reason for the increase in Five Star inventory between October 8, 2003 and December 31, 2003.

12. We note the company has an option until October 28, 2004 to purchase up to 2,068,966 Series B convertible preferred shares of Valera for a price ranging from $0.725 to $0.7585. On an if-converted basis the company would then own approximately 18.4% of
Valera as compared to the present level of 15.3%.   Please tell us
whether the company presently intends to exercise its option or whether the company has made an affirmative decision not to exercise.

13. We note the company`s disclosure in Note 5 regarding its investment in Millennium Cell and its conclusion that at December 31,
2003 and June 30, 2004 there was not an other-than-temporary impairment in the carrying amount of the investment, although during the six months ended June 30, 2004 the company sold 223,500 shares and realized a loss of $173,000. At June 30, 2004, the unrealized loss on the investment was $884,000. Based upon current facts and circumstances, please explain to us whether the company presently believes there is an other than temporary impairment in the carrying amount of its investment in Millennium Cell. We note that on September 2, 2004 the market price was about $1.50 per share, representing an aggregate market value of about $1,447,156 and an additional loss of $375,844 since June 30, 2004. We note the price at September 2, 2004 compares with the price of $3.50 per share on October 17, 2003 when the company acquired 1 million shares valued at
$3,500,000. It appears that the present decline in value may be other than temporary.

14. Disclose the amount of each of the components of accumulated other comprehensive income. See SFAS 130.

15. Please refer to Note 15, Litigation. Please tell us the result of the arbitration hearing concluded on May 24, 2004.

Electronic Submissions:

16. Please cross-reference your reply directly to the comments as numbered.

17. Provide your written reply to these comments in electronic format pursuant to Section 232.101 of Regulation S-T.

Five Star Products 10-Q for period ending June 30, 2004

Note 7  --  Stockholders` Equity:

18. On February 6, 2004 the Company announced that it will repurchase up to 5,000,000 shares of its common stock. On March 17, 2004 the Company announced that it had increased the price it was offering to pay for the shares in the tender offer to $0.25 per share and extended the offer to March 31, 2004. In future filings information the purchase of equity securities by the company should be presented in the format provided in Item 703 of Regulation S-K.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Don Cavern at (202) 942-1925regarding
accounting
comments and Franklin Green at (202) 942-4747 regarding legal and other disclosure comments. You may also contact me at (202) 942-
1950
with any other questions.

Sincerely,



Pamela A. Long
Assistant Director




cc:	Ms. Andrea D. Kantor
	Vice-President and General Counsel
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Jerome I. Feldman
National Patent Development Corporation
September 7, 2004
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE